Exhibit 99.1

FOR IMMEDIATE RELEASE	August 4, 2023

CELESTICA ANNOUNCES CLOSING OF SECONDARY OFFERING OF SUBORDINATE VOTING SHARES BY ONEX CORPORATION

Celestica Inc. (“Celestica”) (NYSE, TSX: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world's most innovative companies, announced the closing of the previously-announced offering by Onex Corporation (“Onex”) of 6,757,198 of Celestica’s subordinate voting shares (“SVS”). Celestica did not sell any SVS and did not receive any proceeds from the offering. BofA Securities acted as the underwriter for the offering.

The offering was made in the United States only by means of a prospectus supplement to a base prospectus forming a part of an effective registration statement on Form F-3ASR (File No. 333-273467) filed with the United States Securities and Exchange Commission (the “SEC”). You may obtain these documents for free on EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the base prospectus and the prospectus supplement relating to this offering may also be obtained from BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC  28255-0001, Attention: Prospectus Department by email at dg.prospectus_requests@bofa.com.

This offering was made in Canada only by means of a prospectus supplement, together with a short form base shelf prospectus for the province of Québec and an amended and restated short form base shelf prospectus for all other provinces and territories of Canada. You may obtain these documents for free on SEDAR+ at www.sedarplus.ca.

This press release is for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any Celestica securities, nor shall there be an offer to sell or a solicitation of an offer to buy any Celestica securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States or Canada will be made solely by means of an applicable prospectus and prospectus supplement.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com